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                                                                   Exhibit 99.02

For information concerning sixteen purported class actions and one multi-party suit, with substantially the same allegations, commenced in various courts against certain subsidiaries of the Company, dozens of other insurers and the National Council on Compensation Insurance ("NCCI"), see the description that appears in the second paragraph under the caption "Legal Proceedings" beginning on page 44 of the Annual Report on Form 10-K of TAP for the year ended December 31, 1999 (File No. 1-14328), which description is included as Exhibit 99.01 to this Form 10-Q and incorporated by reference herein. In February 2000, the Alabama court granted the defendants' motion for partial dismissal, while the Michigan court denied a similar motion. In March 2000, the appellate courts in Texas and Michigan dismissed the defendants' interlocutory appeals, and plaintiffs sought leave to dismiss their class claims in New York. In April 2000, plaintiffs appealed the New York trial court's dismissal of all claims with prejudice.

On March 21, 2000, Citigroup Inc. and TAP announced that they had entered into a Merger Agreement (the "Merger Agreement"), pursuant to which TIGI, a wholly owned subsidiary of Citigroup, purchased the publicly held shares of TAP in a Tender Offer (the "Tender Offer"). The Tender Offer was followed by a merger pursuant to which TAP became a wholly owned subsidiary of TIGI (the "Merger").

Following the announcement of the Tender Offer, certain putative stockholders of TAP filed thirteen lawsuits in the Delaware Chancery Court for New Castle County against Citigroup, TAP and TAP's board of directors, captioned Civil Action No. 17902, Vogel v. Travelers, et al., filed March 21, 2000; Civil Action No. 17903, Susser v. Travelers, et al., filed March 21, 2000; Civil Action No. 17905, Leone
v. Travelers, et al., filed March 21, 2000; Civil Action No. 17906, Schore v. Travelers, et al., filed March 21, 2000; Civil Action No. 17907, Crandon Capital Partners v. Lipp, et al., filed March 21, 2000; Civil Action No. 17908, Ronconi
v. Bialkin, et al., filed March 21, 2000; Civil Action No. 17909, Wycher v. Bialkin, et al., filed March 21, 2000; Civil Action No. 17910, Geo-Centers, Inc.
v. Bialkin, et al., filed March 21, 2000; Civil Action No. 17911, Welch v. Travelers, et al., filed March 21, 2000; Civil Action No. 17919, Rodman Insurance Agency, Inc. v. Travelers, et al., filed March 23, 2000; Civil Action No. 17920, Lewis v. Travelers, et al., filed March 23, 2000; Civil Action No. 17929, Settos v. Travelers, et al., filed March 29, 2000; and Civil Action No. 17956, Wolgin v. Travelers, et al., filed March 31, 2000. All of the cases were ultimately consolidated by Court Order on April 6, 2000, under Civil Action No. 17902 NC, In Re Travelers Property Casualty Corp. Shareholders Litigation (the "Action"). The complaint in the Action alleges, among other things, that the consideration to be paid in the Tender Offer was inadequate and that various duties had been violated by Citigroup, TAP or the Special Committee of TAP's directors appointed to evaluate the transaction. The complaint in the Action seeks, among other things, to rescind the Merger, to obtain compensatory damages in an unspecified amount and to obtain an award of plaintiffs attorneys' fees and other litigation expenses.

Subsequent to the filing of the complaint in the Action, the Tender Offer and Merger closed and the parties have entered into a Memorandum of Understanding (the "Memorandum") to settle the Action, which grants a full release of the defendants and certain related or affiliated persons and extinguishes all claims by or on behalf of any member of the class in the Action relating to the transactions contemplated by the Merger Agreement, including the Tender Offer and the Merger. The Memorandum also provides for the payment of up to $4,400,000 in attorney fees to counsel for the plaintiffs.

The parties are currently engaged in confirmatory discovery with respect to the settlement. Following the completion of discovery, the parties will prepare definitive settlement documents, including, among other things, a stipulation of settlement and notice to stockholders, which will be submitted to and reviewed by the Court. The Court will subsequently hold a settlement hearing to consider approval of the settlement. There can be no assurance that such approval will be obtained.